SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number 000-50305

ENTOURAGE MINING LTD.
(Translation of registrant's name into English)

1180 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:         Form 20-F [ x ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]     No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-___________

ENTOURAGE MINING LTD.
NOTICE OF 2004 ANNUAL GENERAL MEETING
 =======================================================================================

NOTICE IS HEREBY GIVEN that the 2004 annual general meeting (the "Meeting") of members of Entourage Mining Ltd. (the "Company") will be held in the Board Room, 708 - 1111 West Hastings Street, Vancouver, British Columbia on April 29, 2004, at the hour of 2:00 p.m. for the following purposes:

(a)	To receive and consider the report of the directors, the audited financial statements of the Company for the period ended December 31, 2003 and the report of the auditor thereon;

(b)	To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c)	To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d)	To elect directors for the ensuing year;

(e)	To consider and, if thought fit, to approve

(i) the establishment of the stock option plan proposed in the accompanying information circular, and

(ii) the amendment of any past, present or future stock options, stock option agreements, or stock options granted pursuant to prior arrangements or the proposed stock option plan; and

(f)	To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1 and its fax number is within North America: 1-866-249-7775 or outside North America: (416) 263-9524, or the Company, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 30th day of March, 2004.

BY THE ORDER OF THE BOARD OF DIRECTORS

Ernest S. Peters
Ernest S. Peters,
President

ENTOURAGE MINING LTD.

INFORMATION CIRCULAR
as at and dated March 30, 2004

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of Entourage Mining Ltd. (the "Company") for use at the 2004 annual general meeting (the "Meeting") of members of the Company to be held on April 29, 2004 at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1 and its fax number is within North America: 1-866-249-7775 or outside North America: (416) 263-9524 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of Computershare Trust Company of Canada or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditors.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published through the mail by prepaid post to each registered shareholder on March 3, 2004.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 100,000,000 common shares without par value. As at the date of this information circular, 16,127,505 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. March 30, 2004 has been fixed in advance by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	Number of Voting Securities	Percentage
Ernest S. Peters	3,250,005	20.15%
CDS & Co.	1,687,500	10.46%

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of Morgan & Company, Chartered Accountants as the Company's Canadian auditors until the next annual general meeting of members at a remuneration to be fixed by the board of directors. In addition, for US financial reporting purposes, the Company intends to nominate Berkovits, Lago & Company LLB, Chartered Accountants as the Company's independent US Auditors.

Morgan & Company was first appointed as the Company's auditor on June 16, 1996. Since the Company became a reporting Issuer in the US in 2003, US Auditors have not yet been appointed. Berkovits, Lago & Company LLB, Chartered Accountants are nominees for that position.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of		Period From	Number of
Nominee and Present		Which Nominee	Approximate
Position with Company	Principal Occupation	Has Been Director	Voting Securities1
Gregory F. Kennedy Victoria, BC Director	Businessman	April 25, 2003	Nil
John Poloni White Rock, BC Director	Mining Engineer	April 25, 2003	Nil
Michael B. Hart Roberts Creek, BC Nominee	Businessman	Nominee	Nil
1.	voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee. Ernest S. Peters, John Poloni and Robin Forshaw are the three directors elected by the board of directors of the Company to the audit committee. The audit committee will be reconstituted following the 2004 Annual General Meeting.

Compensation to Executive Officers

Ernest S. Peters is the Named Executive Officer of the Company as defined in National Instrument 51-904F prescribed by the "Regulations" under the Securities Act of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation, which is appropriate, is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of the Named Executive Officer for the Company's previous three financial years:

Summary Compensation Table

Long-Term Compensation
Annual Compensation	Awards	Payouts

					Securities	Restricted
				Other	Under	Shares or		Other
				Annual	Options/	Restricted		Annual
Name and				Compen-	SARs	Shares	LTIP	Compens
principal		Salary	Bonus	sation	Granted	Units	Payouts	ation
positions	Year	($)	($)	($)1	(#)	($)	($)	($)2

Ernest S. Peters	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President	2002	Nil	Nil	Nil	Nil	Nil	Nil	$30,000
	2001	Nil	Nil	Nil	Nil	Nil	Nil	$30,000

1.	the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus

2.	for further details, refer to the heading "Management Contracts" below

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended December 31, 2003.

Options & SARs Granted to Named Executive Officers

No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in National Instrument 51-904F prescribed in the "Regulations" under the Securities Act of British Columbia were made to Named Executive Officers of the Company during the year ended December 31, 2003.

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by the Named Executive Officer during the financial year ended December 31, 2003 and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Yearand Financial Year-End Option/SAR Values

Value of Unexercised in the
	Securities	Aggregate	Unexercised Options/SARs	Money Options/SARs at
	Acquired on	Value	at FY-End (#)	FY-End ($)
Name	Exercise (#)	Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable
Ernest S. Peters	N/A	N/A	Nil	Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended December 31, 2003.

Management Contracts

The Company was not a party to a management contract during the 2003 fiscal year.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2003.

Interest of Insiders In Material Transactions

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Particulars of Other Matters to be Acted Upon

Stock Options

The Company is seeking shareholders' approval to a Stock Option Plan (the "Plan") established on February 11th, 2004. The Plan governs the granting and exercise of incentive stock options for directors, employees and consultants. Under the terms of the Plan as it was established, 1,600,000 treasury shares were set aside for the grant of options.

The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years. The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion. No vesting requirements will apply to options granted thereunder.

The Plan contains the following provisions:

*	all options will be non-transferable;

*	no more than 5% of the issued shares may be granted to any one individual in any 12 month period;

*	no more than 2% of the issued shares may be granted to a consultant, or any employee performing investor relations activities, in any 12 month period;

*	disinterested shareholder approval must be obtained for any reduction in the exercise price of an outstanding option, if the option holder is an insider; and

*	options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

Reference should be made to the full text of the Plan which will be made available at the offices of the Company, Suite 708-1111 West Hastings Street, Vancouver, BC, V6E 2J3 until the business day immediately preceeding the date of the Meeting.

Members will be asked to consider, and if thought fit to approve a resolution approving and adopting the Plan.

Stock Options Granted and Exercised in the Past Year

No options were granted by the Company during the financial year ended December 31, 2003.

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Ernest S. Peters
_________________________________
ERNEST S. PETERS,
PRESIDENT

PROXY

ANNUAL GENERAL MEETING OF MEMBERS OF ENTOURAGE MINING LTD.
(the "Company")

TO BE HELD AT     Suite 708-1111 West Hastings Street, Vancouver, BC, V6E 2J3

ON     Thursday, April 29, 2004, AT 2:00 p.m.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Ernest Peters as President of the Company, or failing this person, John Poloni, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 3
		For	Withhold
2.	To elect Gregory F. Kennedy as Director,
3.	To elect John Poloni as Director,
4.	To elect Michael Hart as Director,
5.	To appoint the Canadian and US Auditors of the Company as set out in the Information Circular;
		For	Against
6.	Approving acts of Directors
7.	Approving the Stock Option Plan
8.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:	___________________________
Please Print Name:	___________________________
Date:	___________________________
Number of Shares
Represented by Proxy:	___________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY
  This Proxy is solicited by the Management of the Company.

  This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

  If this Instrument of Proxy is not datedin the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

  A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

  A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

  (a)   appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

  OR

  (b)     appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.
  The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1 and its fax number is within North America: 1-866-249-7775 or outside North America: (416) 263-9524.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Dated this 16th day of April, 2004.

Entourage Mining Ltd. (Registrant)

BY:	/s/ Greg Kennedy
Greg Kennedy, Secretary